UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __________)

PokerTek, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

730864105
(CUSIP Number)

Bruce J. Yahl, Secretary
Aristocrat International Pty. Limited
71 Longueville Road Lane Cove
NSW 2066 Australia
61-2-9413-6300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [730864105]	13D	Page 2 of 8 Pages

1	Names of Reporting Persons. Aristocrat International Pty. Limited I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization
Australia

	7	Sole Voting Power
Number of		0
Shares
Beneficially	8	Shared Voting Power
Owned		630,000

	9	Sole Dispositive Power
		0

	10	Shared Dispositive Power
		630,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person
630,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
6.7%(1)

14	Type of Reporting Person (See Instructions)
OO

(1)  Based on 9,468,020 shares of Common Stock outstanding.

CUSIP No. [730864105]	13D	Page 3 of 8 Pages

1	Names of Reporting Persons. Aristocrat Leisure Limited I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization
Australia

	7	Sole Voting Power
Number of		0
Shares
Beneficially	8	Shared Voting Power
Owned		630,000

	9	Sole Dispositive Power
		0

	10	Shared Dispositive Power
		630,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person
630,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
6.7%(1)

14	Type of Reporting Person (See Instructions)
OO

(1)  Based on 9,468,020 shares of Common Stock outstanding.

CUSIP No. [730864105]	13D	Page 4 of 8 Pages

Item 1.  Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value, (the “Common Stock”), of PokerTek, Inc. (the “Issuer” or “PokerTek”), whose principal executive offices are located at 1020 Crews Road, Suite J, Matthews, North Carolina 28106.

Item 2  Identity and Background

(a)

This statement is being filed on behalf of Aristocrat International Pty. Limited (“Aristocrat”) and Aristocrat Leisure Limited (the “Parent”), which is the sole shareholder of Aristocrat.  The following are the executive officers and directors of the Parent and Aristocrat: for the Parent, Paul Oneile (Chief Executive Officer), Simon Kelly (Chief Financial Officer), Bruce Yahl (Company Secretary), John Carr-Gregg (Company Secretary), David Simpson (Non-Executive Chairman of the Board), William Baker (Director), Alan Steelman (Director), Penny Morris (Director), Sally Pitkin (Director) and Roger Davis (Director); and for Aristocrat, Bruce Yahl (Company Secretary), Paul Oneile (Director) and Simon Kelly (Director), (herein collectively referred to as the “Officers and Directors”).

(b)

The business address of Aristocrat, the Parent and the Officers and Directors is 71 Longueville Road, Lane Cove, NSW 2066 Australia.

(c)

Aristocrat and the Parent are engaged in the business of manufacturing and supplying electronic slot machines, casino games and gaming systems.  The principal offices of Aristocrat and Parent are located at 71 Longueville Road, Lane Cove, NSW 2066 Australia.

(d)

Aristocrat, the Parent and the Officers and Directors (to the knowledge of Aristocrat and the Parent) have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Aristocrat, the Parent and the Officers and Directors (to the knowledge of Aristocrat and the Parent) have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Aristocrat and Parent are limited companies organized under the laws of Australia.  With the exception of Messrs. Carr-Gregg, Baker and Steelman, who are U.S. citizens, the Officers and Directors of Parent and Aristocrat are citizens of Australia.

Item 3.  Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Aristocrat entered into a Securities Purchase Agreement (as defined below) with the Issuer and the Selling Shareholder (as defined below) pursuant to which Aristocrat may acquire an aggregate of 630,000 shares of Common Stock from the Selling Shareholder for an aggregate consideration that will equal the product obtained by multiplying (x) the total number of shares by (y) the weighted average closing price (weighted with reference to trading volume on each trading day) of the Common Stock on the Nasdaq National Market during the thirty (30) trading days immediately preceding the date of the Securities Purchase Agreement.  The funds for the purchase of such securities were obtained from the general working capital of Aristocrat.

CUSIP No. [730864105]	13D	Page 5 of 8 Pages

Item 4.  Purpose of Transaction

Aristocrat determined that it would be beneficial to purchase an equity interest in PokerTek concurrently with the execution of a distribution agreement between the parties.  On January 20, 2006, Aristocrat entered into a distributor and license agreement (the “Distribution Agreement”) with the Issuer; and, on January 21, 2006, Aristocrat entered into a securities purchase agreement (the “Securities Purchase Agreement”) with WPT Enterprises, Inc. (the “Selling Shareholder”) to purchase an aggregate of 630,000 shares of Common Stock of the Issuer from the Selling Shareholder for an aggregate consideration that will equal the product obtained by multiplying (x) the total number of shares by (y) the weighted average closing price (weighted with reference to trading volume on each trading day) of the Common Stock on the Nasdaq National Market during the thirty (30) trading days immediately preceding the date of the Securities Purchase Agreement.  The closing (the “Closing”) of the Securities Purchase Agreement is anticipated to occur on or before February 28, 2006 and is contingent upon Aristocrat’s satisfaction with the results of (i) Aristocrat’s due diligence investigation of PokerTek and (ii) Aristocrat’s investigation of the probity of PokerTek and the Selling Shareholder.  The Distribution Agreement allows Aristocrat to distribute a license for PokerTek’s PokerPro software and related intellectual property (the “Products”), along with all of the hardware to operate the Products (the “Hardware”), to customers in various regulated gaming jurisdictions.  Aristocrat will provide maintenance and support for the Products and Hardware.  PokerTek will provide second level support to Aristocrat for the Products.  The license granted to Aristocrat is an exclusive license for the territory comprised of the entire world excluding North America and has a duration of six months; however, this term will be extended to ten (10) years if the Closing of the Securities Purchase Agreement occurs and Aristocrat acquires 316,800 shares of PokerTek from additional shareholders within the period of the initial term.

Aristocrat and the Parent may acquire additional shares of common stock of the Issuer and may seek to obtain representation on the Board of the Directors of the Issuer.  Except as set forth in this Schedule, neither Aristocrat, the Parent nor the Officers and Directors have any present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.  Aristocrat, the Parent and the Officers and Directors may, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

(a)

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Aristocrat and the Parent may be found in rows 11 and 13 of the Cover Pages contained herein, which hereby are incorporated by reference.

(b)

The power that Aristocrat and the Parent have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages contained herein, which hereby are incorporated by reference.

(c)

All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3 and Item 4 contained herein, which is hereby incorporated by reference.

(d)

None.

(e)

Not applicable.

CUSIP No. [730864105]	13D	Page 6 of 8 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Reference is made to the description of the Securities Purchase Agreement and Distribution Agreement contained in Item 4, which is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1

Securities Purchase Agreement, dated as of January 21, 2006, by and among Aristocrat International Pty. Limited and WPT Enterprises, Inc.

Exhibit 2

Distribution Agreement between PokerTek, Inc. and Aristocrat International Pty. Limited and its Affiliates dated January 20, 2006 (incorporated by reference to Exhibit 10.1 of PokerTek, Inc.'s current report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2006).

Exhibit 3

Joint Filing Agreement, dated as of January 24, 2006.

CUSIP No. [730864105]	13D	Page 7 of 8 Pages

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  January 24, 2006

ARISTOCRAT INTERNATIONAL PTY. LIMITED

By:
/s/ Bruce J. Yahl
	BY:	Bruce J. Yahl
	TITLE:	Secretary

ARISTOCRAT LEISURE LIMITED

By:
/s/ Bruce J. Yahl
	BY:	Bruce J. Yahl
	TITLE:	Secretary

CUSIP No. [730864105]	13D	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit 1

Securities Purchase Agreement, dated as of January 21, 2006, by and among Aristocrat International Pty. Limited and WPT Enterprises, Inc.

Exhibit 2

Distribution Agreement between PokerTek, Inc. and Aristocrat International Pty. Limited and its Affiliates dated January 20, 2006 (incorporated by reference to Exhibit 10.1 of PokerTek, Inc.'s current report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2006).

Exhibit 3

Joint Filing Agreement, dated as of January 24, 2006.